Exhibit No. 12.1

Statements re: Computation of Ratios

($ in millions)

	Mar. 3, 2007	Feb. 25, 2006	Feb. 26, 2005	Feb. 28, 2004	Mar. 1, 2003
Ratio of Earnings to Fixed Charges:
Earnings:
Net earnings	$1,377	$1,140	$984	$705	$99
Discontinued operations, net of tax	—	—	(50)	95	441
Change in accounting principles, net of tax	—	—	—	—	82
Minority interest in earnings	1	—	—	—	—
Income tax expense	752	581	509	496	392

Earnings from continuing operations before income tax expense	2,130	1,721	1,443	1,296	1,014

Fixed Charges:
Interest portion of rental expense	198	165	150	140	132
Interest expense	31	30	44	32	24

Total fixed charges	229	195	194	172	156

Less:
Capitalized interest	—	—	—	(1)	(5)

Fixed charges in earnings	229	195	194	171	151

Earnings available for fixed charges	$2,359	$1,916	$1,637	$1,467	$1,165

Ratio of earnings to fixed charges	10.30	9.81	8.43	8.55	7.68

Note:  Computation is based on continuing operations.